Aurora Cannabis to Acquire H2 Biopharma

Lachute, Quebec Site will be Company's Fourth Advanced-Technology Production Facility

TSX: ACB

VANCOUVER, Nov. 23, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company has entered into a binding share purchase agreement to acquire H2 Biopharma Inc. ("H2").  H2 is a late stage ACMPR applicant based in Lachute, Quebec.

H2 is currently completing a state-of-the-art, purpose-built 48,000 square foot cannabis production facility, less than an hour from Montreal (the "Lachute Facility"), and near the Pierre-Elliott Trudeau International Airport. Upon completion, which is anticipated before the end of 2017, the Lachute Facility is projected to produce approximately 4,500 kilograms of high-quality cannabis per annum. The facility is located on 46 acres (19 hectares) of land (the "Property"), which H2 has the right to acquire for $136,000. The Property has access to ample low-cost power, water and infrastructure to support a very significant capacity expansion – up to or beyond the scale of the Company's 800,000 square foot Aurora Sky facility, currently under construction at Edmonton International Airport.

The latest Aurora acquisition will be the Company's fourth production facility in Canada - and second site in Quebec, in addition to its 40,000 square foot production "Aurora Vie" facility in Pointe-Claire, on the island of Montreal.

"This is another outstanding transaction that further extends Aurora's lead in establishing advanced-technology, ultra-efficient, low-cost production via purpose-built facilities," said Terry Booth, CEO. "The Lachute Facility, which is 80% complete and has the land and utilities required for significant additional expansion, is fully consistent with the Aurora Standard, and will be instrumental in delivering high quality products for the Quebec, Canadian and overseas markets. Our participation in the final design and construction of H2's purpose built facility will allow us to leverage our experience, technology, and systems to improve performance and yields beyond the original design. Our recent acquisition of Larssen Ltd. and the formation of Aurora Larssen Projects will play an instrumental role in this respect, and we look forward to a rapid completion of this project in line with the exceptional execution we have shown at Aurora Vie, our other Quebec project."

A central fact of the domestic and global emerging markets is the enormous excess of demand over supply for legal, regulated cannabis products. By leveraging our powerful cash position and excellent liquidity, as well as our experience building the most technologically advanced cannabis facilities, Aurora has a unique ability to acquire top-notch production and distribution assets at attractive valuations, thereby rapidly expanding capacity to meet surging Canadian and global demand."

André Jerome, CEO of H2, added, "We are proud to be joining forces with Aurora, a trail blazer in Canada and around the world in shaping the legal cannabis industry. With the backing of Aurora's operational and cultivation know-how, technological innovation and financial strength, we are confident the Lachute site will be a showcase cannabis production facility, and an important asset in the Company's execution of its domestic and international growth strategy."

Consideration

The acquisition is subject to approval by Toronto Stock Exchange, and other customary closing conditions. An initial payment of $10 million will be made, with further payments in consideration of the acquisition to be made upon the achievement of certain performance related milestones, including completion of the Facility, the granting of cultivation and sales licenses by Health Canada, and municipal approval for expansion of the facility. The total contingent consideration for the acquisition of H2, including closing and milestone payments, is $25 million and all payments will be satisfied through the issuance of Aurora common shares.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and holds approximately 22% of Edmonton-based Hempco Food and Fiber with the ability to increase holdings to over 50%. Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the closing of the Acquisition and the performance of the Company, including, but not limited to, H2 Biopharma. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/23/c5470.html

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For further information: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.289.6640, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:05e 23-NOV-17